 Franklyn G. Prendergast, MD., PhD: Edmond and Marion Guggenheim Professor of Biochemistry & Molecular Biology and Professor in Department of Molecular Pharmacology & Experimental Therapeutics at Mayo Clinic Rochester.

Medical degree with high honors from University of West Indies Medical School, October 1968; Oxford University Rhodes Scholar BA (First Class) and M.A. degrees in physiology. Internal medicine residency at Mayo Clinic 1971-1973; Ph.D. degree in biochemistry at Mayo Graduate School/ University of Minnesota/Mayo Graduate School (1977); Edmond and Marion Professor of Biochemistry and Molecular Biology 1988-2014.

Senior positions within Mayo Clinic: Chair, Department of Biochemistry & Molecular Biology; Director for Research, Mayo Clinic Rochester, '89-'92. Member of the Board of Governors for Mayo Clinic in Rochester; Mayo Clinic Board of Trustees, '92-'09; Mayo Clinic's Board of Governors, '99-'06. Mayo Distinguished Investigator, Director of the Mayo Clinic Comprehensive Cancer Center (1995-2006); Director of Mayo Center for Individualized Medicine. Designated Emeritus Professor and Director and Emeritus member of Mayo Graduate School and Mayo Clinic from 2015.

Extramurally, served extensively for the National Institutes of Health: Board of Advisors for Division of Research Grants; National Advisory General Medical Sciences Council; Board of Scientific Advisors of National Cancer Institute; National Cancer Advisory Board. Service on innumerable Scientific Review Committees of NIH . Board of Directors, Eli Lilly and Co., 1995-2017 inclusive. Served on Boards of Directors of more than 10 biotechnology companies between 2000 and 2020. Currently serving on 4 biotechnology Company Boards of Directors.

Honors and awards: Rhodes Scholarship; DSc Purdue University and University West Indies, Outstanding Graduate from University West Indies; Outstanding Graduate College of Biological Sciences from University of Minnesota; Musgrave Gold Medal Institute of Jamaica. Distinguished Alumnus Mayo Clinic